UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: June 6, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑

Item I — Information Contained in this Form 6-K Report
Dismissal of previous independent registered public accounting firm:
As a result of a competitive request for proposal process undertaken by the Audit Committee (the “Audit Committee”) of the Board of Directors of Teekay GP L.L.C. (the “Company ”), on behalf of the Company as the general partner of Teekay LNG Partners L.P. (the “Partnership”), the Audit Committee determined to dismiss Ernst & Young LLP (“E&Y”) as the Partnership’s independent registered public accounting firm. The decision to change the Partnership’s independent registered accounting firm was made by the Audit Committee on June 1, 2011.
The reports of E&Y on the consolidated financial statements of the Partnership as of and for the fiscal years ended December 31, 2009 and 2010 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through June 1, 2011, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of E&Y would have caused E&Y to make reference thereto in their reports on the financial statements of the Partnership for such fiscal years.
During the fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through June 1, 2011, there were no “reportable events” (as defined in SEC Regulation S-K Item 304(a)(1)(v)).
Engagement of new independent registered public accounting firm:
On June 1, 2011, the Audit Committee engaged KPMG LLP (“KPMG”) to serve as the Partnership’s independent registered accounting firm for the Partnership’s fiscal year ending December 31, 2011. The decision to change the Partnership’s independent registered accounting firm was the result of a competitive request for proposal process undertaken by the Audit Committee.
During the fiscal years ended December 31, 2009 and 2010 and the subsequent period through June 1, 2011, none of the Company, the Partnership, or anyone on the Partnership’s behalf consulted with KPMG regarding either:
(a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Partnership’s financial statements, and no written report or oral advice of KPMG was provided to the Company, as the general partner for the Partnership, or to the Partnership, that KPMG concluded was an important factor considered by the Company or the Partnership in reaching a decision as to the accounting, auditing or financial reporting issue (except that during the years ended December 31, 2009 and 2010 and as part of the Company’s process of consultation on complex accounting issues related to the Partnership, the Partnership consulted with KPMG on issues arising in its analysis prior to reaching conclusions on accounting issues related to: (1) the adoption of Accounting Standards Update No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities; (2) the adoption of Statement of Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51; (3) the adoption of the Emerging Issues Task Force Issue No 07-04, Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships; (4) the evaluation of how the Partnership should account for its interests in certain entities, including whether the entities were variable interest entities and if so, whether the Partnership was the primary beneficiary of the entities; and (5) the identification of differences between International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles for one of the Partnership’s joint ventures); or
(b) any matter that was either the subject of a “disagreement” (as defined in SEC Regulation S-K Item 304(a)(1)(iv) and the related instructions), or a “reportable event” (as defined in Item 304(a)(1)(v) of SEC Regulation S-K).

Letter of Ernst & Young LLP:
The Partnership provided E&Y with a copy of this Report on Form 6-K, and requested that E&Y furnish the Partnership with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether E&Y agrees with the disclosure contained in this Report on Form 6-K or, if not, stating the respects in which it does not agree. The Partnership has received the requested letter from E&Y and a copy of E&Y’s letter is filed as Exhibit 16.1 to this Report on Form 6-K.
Letter of KPMG LLP:
The Partnership provided KPMG with a copy of this Report on Form 6-K, and requested that KPMG furnish the Partnership with a letter addressed to the SEC stating whether KPMG agrees with the disclosure contained in this Report on Form 6-K or, if not, stating the respects in which it does not agree. The Partnership has received the requested letter from KPMG and a copy of KPMG’s letter is filed as Exhibit 16.2 to this Report on Form 6-K.
Item 2 — Exhibits
The following exhibits are filed as part of this Report:

16.1	Letter of Ernst & Young LLP, dated June 6, 2011, regarding change in independent registered public accounting firm.

16.2	Letter of KPMG LLP, dated June 6, 2011, regarding change in independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: June 6, 2011

	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)